March 28, 2025

Sandip Kapadia
Chief Financial Officer
Harmony Biosciences Holdings, Inc.
630 W. Germantown Pike, Suite 215
Plymouth Meeting, PA 19462

       Re: Harmony Biosciences Holdings, Inc.
           Form10-K for Fiscal Year Ended December 31 , 2024
           Form 8-K Dated February 25, 2025
Dear Sandip Kapadia:

       We have limited our review of your filing to the financial statements and related disclosures and have the following comment.

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this letter, we may have additional comments.

Form 8-K Dated February 25, 2025
Exhibit 99.1

1. We note your non-GAAP adjusted net income includes adjustments for upfront licensing fees, milestone payments and IPR&D charges incurred in connection with asset acquisitions. Please tell us how you determined that these adjustments do not represent normal, recurring, cash operating expenses necessary to operate your business. Refer to Question 100.01 of the Compliance & Disclosure Interpretations on
       Non-GAAP Financial Measures.



        In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 March 28, 2025
Page 2

       Please contact Eric Atallah at 202-551-3663 or Gary Newberry at 202-551-3761 with any questions.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Life Sciences